Exhibit 7.2

Letter

November 9, 2023

Dear Logan Ridge Board Members,

Punch & Associates, together with funds managed by it, own 232,785 shares of Logan Ridge Finance Corporation (“LRFC”) and 113,417 shares of Portman Ridge Finance Corporation (“PTMN”). Based on publicly available information, Punch believes it is the largest shareholder in LRFC, and the 8th largest shareholder in PTMN.

We are writing to express our desire for BC Partners Advisors LP (“BC Partners”) and its affiliates to consummate a merger of LRFC and PTMN. We believe a combination of the two entities is in the best interest of the stockholders of LRFC and PTMN, of which we are both.

As seen in the chart below, LRFC’s stock price discount to net asset value (NAV) has been frustratingly stagnant since BC Partners assumed control in July of 2021. This discount suggests portfolio and capital structure improvements alone are not enough, and meaningful value creation will only be realized through a more transformative corporate action.

If a merger is consummated, PTMN stockholders will benefit from increased scale, trading liquidity, and the acquisition of a portfolio management knows intimately. These benefits are well understood by BC Partners, considering PTMN’s track record of acquiring other business development companies over the last three years. In the two years since PTMN’s acquisition of Harvest Capital Credit Corporation, PTMN averaged a price-to-book ratio (P/B) of 0.84x. This multiple is materially higher than the 0.70x P/B PTMN averaged in the two years preceding their first acquisition, OHA Investment Corporation, in December of 2019.

Shareholders of subscale participants are at a material disadvantage to the competition, as is the case with PTMN and LRFC, with operating expenses consuming a larger portion of interest income than peers. For the quarter ended June 30, 2023 (not all peers have reported calendar Q3 numbers), operating expenses as a percentage of interest income was as high as 42% for LRFC and 35% for PTMN versus 28% for shareholders of larger peers. Low-hanging fruit, such as cutting LRFC’s $1.0 million per quarter or $4.0 million annual general, administrative, and board fees, is an easy first step in making both entities more competitive. Shareholders of both LRFC and PTMN will also benefit from a more efficient investment operation. BC Partners will no longer incur fees on behalf of the companies keeping track of two separate businesses, managing two shareholder bases, overseeing two audits, holding two earnings calls, listing two securities on Nasdaq, making two 40 Act filings, among numerous other duplicative items.

1	Publicly traded peers include: CSWC, FDUS, GAIN, PFLT, SAR, SCM, and TPVG.

Punch & Associates Investment Management, Inc.

7701 France Avenue South, Suite 300 | Edina, MN 55435

952.224.4350 | punchinvest.com

Historically, management’s pushback to this topic was the differences between portfolios. This was true when BC Partners first assumed control over LRFC. As can be seen in the pie charts below, PTMN shareholders would experience a moderate increase in their equity exposure in the combined entity, and the vast majority of the combined portfolio would continue to consist of Senior Secured instruments.

The last potential hurdle to combining the two entities is LRFC’s larger nonaccrual holding, Sequoia Healthcare Management. We believe that the stock’s discount to NAV already reflects this; management suggests the situation is improving, and we highlight that it would represent only 3% of the combined entity’s NAV. We feel the previously listed benefits more than compensate for the moderate increase in portfolio risk that would temporarily result from a combination with LRFC. We prefer management to accelerate the benefits of scale, trusting that they will continue executing on reducing the equity book and rotating proceeds into income-producing assets over time.

Every BDC manager’s north star should be to increase net interest income per share and NAV per share over the long-term, while maximizing the multiple assigned by the market. As we’ve laid out, this combination clearly achieves all three objectives, and a failure to act suggests the Board is not upholding its fiduciary duty to shareholders. Each LRFC board member also sits on PTMN’s Board and, through board fees, has a financial interest in keeping these companies separate. We urge the Board to put the interests of shareholders ahead of their own financial interests and accelerate their timeline in combining these two companies today.

Best regards,

Punch & Associates Investment Management, Inc.

Punch & Associates Investment Management, Inc.

7701 France Avenue South, Suite 300 | Edina, MN 55435

952.224.4350 | punchinvest.com